PRACTUS

November 26, 2019

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington DC 20549
Phone | 202.551.6769

Attention: Deborah O’Neal

RE: Capital Management Investment Trust – Response to SEC Comments with regard to Capital Management All-Cap Fund Rule 485(a) Filings (File number 033-85242)

Dear Ms. O’Neal:

     On September 18, 2019, the Trust filed with the Securities and Exchange Commission (the “Commission”) the above-referenced Rule 485(a) amendment to its registration statement No. 033-85242).

     On November 1, 2019, Ms. O’Neal provided verbal comments to me related to the filing. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing an amendment to the filing on EDGAR.

Comments and Corresponding Responses

1. Comment: The Staff requested that the Registrant represent that this prospectus will not be used to sell the securities described therein until such time as the Trust receives the required vote from shareholders and the merger has occurred.

    Response: The Registrant hereby represents that this prospectus will not be used to sell the securities described therein until such time as the Trust receives the required vote from shareholders and the merger has occurred.

2. Comment: The Staff requested that the disclosure describing the recoupment of the sum of all fees previously waived or expenses reimbursed during any of the previous three years be clarified to note that the period is three years from the date of the actual waiver or expense reimbursement.

    Response: The Registrant has modified the disclosure.

3. Comment: The Staff requested that the footnotes to the expense table reflect the comments related to the Registrant’s Form N-14.

JOHN C. SWHEAR I PARTNER 7268 Rooses Drive I Indianapolis, IN 46217 I p: 317.833.7859 Practus, LLP I John.Swhear@Practus.com I Practus.com

Capital Management Investment Trust
November 26, 2019

    Response: The disclosures have been modified to reflect Staff comments related to the Registrant’s Form N-14.

4. Comment: The Staff requested that the Registrant confirm that any dividend and interest expenses will be captured in the operating expenses of the Fee Table.

    Response: The Registrant hereby confirms that any dividend and interest expenses are captured in operating expenses of the Fee Table.

5. Comment: The Staff requested that the Registrant confirm that there are indeed fees and expenses of acquired funds.

    Response: The Registrant confirms that there were fees and expenses of acquired funds.

6. Comment: The Staff requested that the Registrant confirm that puts and calls are the only derivatives in which the Registrant invests to implement its investment strategy.

    Response: The Registrant hereby confirms that derivatives investments are currently limited to puts and calls in the implementation of its investment strategy.

7. Comment: The Staff noted that “The Adviser’s Compensation” section notes that the Adviser was paid 0.88%, but the Fee Table discloses a fee of 1.00% for portfolio management.

    Response: Under “The Adviser’s Compensation” section, the Registrant is disclosing the fee paid to the Adviser in 2018 after reimbursements and fee waivers. The 1.00% management fee was therefore adjusted to reflect the fee waivers and expense reimbursements, which disclosure is consistent with the Registrant’s Form N-14 disclosures.

8. Comment: The Staff requests a reference to any previously filed proxy in which a registrant has proposed that shareholders approve the ability for the adviser of a fund into which a reorganizing fund is merging to recoup amounts previously waived and expenses previously reimbursed to the acquired fund by the acquiring fund after the reorganization.

    Response: In 2015, the shareholders of the Cloud Capital Strategic Large Cap Fund approved a proposal allowing the adviser to recoup waivers and expense reimbursements to the Cloud Capital Mid Cap Fund by the Large Cap Fund after reorganization of the Mid Cap Fund into the Large Cap Fund. The link to the Annual Report showing the results are found here: https://www.sec.gov/Archives/edgar/data/1437249/000119312515033459/d856445dncsrs.htm.

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     The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (317) 833-7859 regarding the responses contained in this letter.

                                                                                                  Sincerely,

                                                                                                  /s/ John C. Swhear

                                                                                                  John C. Swhear

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